Exhibit 99.1

PRESS RELEASE

GLASS LEWIS RECOMMENDS BROOKFIELD CANADA OFFICE PROPERTIES

UNITHOLDERS VOTE FOR THE REDEMPTION

Brookfield News, June 22, 2017 - Brookfield Canada Office Properties (TSX: BOX.UN; NYSE: BOXC) (“BOX” or the “Trust”) announced today that a second independent proxy advisory firm, Glass Lewis & Co., LLC (“Glass Lewis”), has recommended that unitholders vote FOR the redemption by the Trust of the outstanding Trust units not already owned by Brookfield Property Partners L.P. and its subsidiaries for a cash consideration of C$32.50 per unit.

Glass Lewis’ recommendation follows a report by another leading independent proxy advisor, Institutional Shareholder Services Inc. (“ISS”), that also recommends unitholders vote in favour of the redemption. BOX disclosed ISS’ recommendation on June 19, 2017.

The board of trustees of Brookfield Canada Office Properties unanimously (with G. Mark Brown, Thomas F. Farley and T. Jan Sucharda abstaining) recommends that unitholders vote FOR the redemption.

Your vote is important. Please submit your proxy before 5:00 p.m. EDT on June 26, 2017.

Registered holders can submit their proxy to BOX’s transfer agent, CST Trust Company via e-mail to proxy@canstockta.com, by fax at (416) 368-2502 or 1-866-781-3111, or by regular mail. In addition, registered holders can also vote online at www.cstvotemyproxy.com. Beneficial holders can vote via their voting instruction forms.

BOX also announced today that BOX, Brookfield Property Partners L.P. and Brookfield Asset Management Inc. have filed a further amendment to their previously filed Rule 13e-3 transaction statement on Schedule 13E-3 (the “Schedule 13E-3”) originally filed with the U.S. Securities and Exchange Commission on May 8, 2017 and amended on May 19, 2017. The amendment to the Schedule 13E-3 is available on BOX’s profile on SEDAR at www.sedar.com and EDGAR at www.sec.gov. The amendment revises the Schedule 13E-3 and certain disclosure contained in the Management Information Circular dated May 8, 2017 and previously made available to unitholders to provide additional details regarding the sources of financing for the redemption. No changes have been made to the consideration, the terms or conditions of the redemption, or the date of the annual and special meeting of BOX unitholders at which the redemption will be voted on.

This press release is neither an offer to purchase nor a solicitation of an offer to sell securities.

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About Brookfield Canada Office Properties

Brookfield Canada Office Properties is Canada’s preeminent Real Estate Investment Trust (REIT). Our portfolio is comprised of 26 premier office properties totaling 20 million square feet in the downtown cores of Toronto, Calgary and Ottawa, in addition to a development site in Calgary. Our landmark assets include Brookfield Place and First Canadian Place in Toronto, and Bankers Hall in Calgary. Further information is available at www.brookfieldcanadareit.com. Important information may be disseminated exclusively via the website; investors should consult the site to access this information.

Brookfield Canada Office Properties is the flagship Canadian REIT of Brookfield Asset Management, a leading global alternative asset manager with approximately $250 billion in assets under management. For more information, go to www.brookfield.com.

Contact:

Sherif El-Azzazi

Director, Investor Relations & Communications

Tel: (416) 359-8593

Email: sherif.elazzazi@brookfield.com